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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )*



                          UGLY DUCKLING CORPORATION
- -------------------------------------------------------------------------------
                               (Name of Issuer)



                        COMMON STOCK, $.001 par value
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                 903512 10 1
                         ---------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement /X /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G


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CUSIP NO. 903512 10 1                                         Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF PERSONS LISTED BELOW

     Ernest C. Garcia, II
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) / /
     NOT APPLICABLE
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona, United States of America
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                   5.  SOLE VOTING POWER
                       4,640,000
   NUMBER OF       -------------------------------------------------------------
    SHARES         6.  SHARED VOTING POWER
 BENEFICIALLY          0
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     7.  SOLE DISPOSITIVE POWER
    PERSON             4,640,000
     WITH          -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,640,000
- --------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   / /

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.7%
- --------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 903512 10 1                                         Page 3 of 5 Pages
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Item 1(a)   Name of Issuer:

            UGLY DUCKLING CORPORATION

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2525 East Camelback Road, Suite 1150
            Phoenix, Arizona  85016

Item 2(a)   Name of Person Filing:

            Ernest C. Garcia, II

Item  2(b)  Address of Principal Business Office or, if none, Residence:

            2525 East Camelback Road, Suite 1150
            Phoenix, Arizona  85016

Item 2(c)   Citizenship:

            United States of America

Item 2(d)   Title of Class of Securities:

            Common Stock, $.001 par value

Item 2(e)   CUSIP Number:

            903512 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (a)  / /  Broker of Dealer registered under Section 15 of the Act

          (b)  / /  Bank as defined in Section 3(a)(6) of the Act

          (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act

          (d) / / Investment Company registered under Section 8 of the Investment Company Act

          (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    SubSection 240.13d-1(b)(1)(ii)(F)

          (g)  / /  Parent Holding Company, in accordance with
                    SubSection 240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)

          (h)  / /  Group, in accordance with  Subsection 240.13d-1(b)(1)(ii)(H)


          NOT APPLICABLE.

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CUSIP NO. 903512 10 1                                         Page 4 of 5 Pages
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Item 4.   Ownership.

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:

          4,640,000

     (b)  Percent of Class:

          55.7%

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote

                 4,640,000

          (ii)   shared power to vote or to direct the vote

                 0

          (iii)  sole power to dispose or to direct the disposition of

                 4,640,000

          (iv)   shared power to dispose or to direct the disposition of

                 0

Item 5.   Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following     / /

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          NOT APPLICABLE

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CUSIP NO. 903512 10 1                                         Page 5 of 5 Pages
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Item 7.   Identification and Classification of the Subsidiary Which  Acquired
          the Security Being Reported on by the Parent Holding Company

        If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          NOT APPLICABLE

Item  8.   Identification and Classification of Members of the Group

        If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          NOT APPLICABLE

Item 10.  Certification

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        NOT APPLICABLE


                                SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          June 26, 1996
                          --------------------------------------------
                          Date


                          /s/ Ernest C. Garcia, II
                          -------------------------------------------
                          Chairman and Chief Executive Officer